EXHIBIT 12.1

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 18, 2004	June 20, 2003
Income (loss) from continuing operations before income taxes	$(28)	$(55)
Add (deduct):
Fixed charges	290	271
Capitalized interest	(2)	(1)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	2	(2)
Net (gains) losses related to certain 50% or less owned affiliates	8	9
Distributions from equity investments	1	3
Dividends on preferred stock	(19)	(18)

Adjusted earnings	$255	$210

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$248	$216
Capitalized interest	2	1
Dividends on convertible preferred securities of subsidiary trust	—	15
Dividends on preferred stock	19	18
Portion of rents representative of the interest factor	21	21

Total fixed charges and preferred stock dividends	$290	$271

Deficiency of earnings to fixed charges and preferred stock dividends (1)	$(35)	$(61)

(1)	For year-to-date June 18, 2004 and June 20, 2003, deficiency of earnings to fixed charges and preferred stock dividends includes depreciation expense of $165 million for both periods, respectively.

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